TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, NY 10004-2498 _______________ LOS ANGELES • PALO ALTO • WASHINGTON, D.C. FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

February 5, 2016

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission,

    Division of Corporation Finance,

        100 F. Street, N.E.,

            Washington, D.C. 20549.

Attention:	Ms. Kathleen Collins, Accounting Branch Chief, Office of Information
Technologies and Services

Re:	Diebold, Incorporated;
Registration Statement on Form S-4 filed on November 24, 2015
(File No. 333-208186)

Dear Ms. Collins:

On behalf of our client, Diebold, Incorporated (“Diebold” or “the Company”), enclosed please find a copy of Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-4 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on EDGAR on the date hereof, marked to show changes from Amendment No. 3 to the Registration Statement filed with the Commission on February 3, 2016 (“Amendment No. 4”).

The changes reflected in Amendment No. 4 include those made in response to the comment of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of February 4, 2016 (the “Comment Letter”). Amendment No. 4 also includes other changes that are intended to update and render more complete the information contained therein. Diebold has included, where relevant, responses and other changes forwarded to it by counsel to, and/or representatives of, Wincor Nixdorf Aktiengesellschaft (“Wincor Nixdorf”), regarding the Comment Letter.

The numbered response that follows relates to the question set forth in the Comment Letter, which is reproduced below in bold print. The response follows the

Ms. Kathleen Collins	-2-

reproduced comment. All references to page numbers and captions (other than those in the Staff’s comment) correspond to the page numbers and captions in Amendment No. 4.

*  *  *  *

Ms. Kathleen Collins	-3-

Management’s Discussion and Analysis of Financial Condition and Results of

Operations of Wincor Nixdorf

Recent Developments, page 318

1.	We note that Wincor included interim financial statements for the three months ended December 31, 2015 on their website. Please revise the filing to include the financial statement information provided on Wincor’s website in this filing. Also, please clarify that these financial statements were prepared in accordance with IFRS as adopted by the European Union and revise to explain any differences between the financial statements prepared in accordance with IFRS as adopted by the European Union and IFRS as issued by the IASB. Refer to Item 8.A.5 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 318-325 of Amendment No. 4.

Ms. Kathleen Collins	-4-

Diebold acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Diebold from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Diebold may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-4175 or by email (clarkinc@sullcrom.com), Francis J. Aquila at (212) 558-4048 or by email (aquilaf@sullcrom.com) or Kathryn L. Freund at (212) 558-7852 or by email (freundk@sullcrom.com). Please send copies of any correspondence relating to this filing to Catherine M. Clarkin by email and facsimile, at (212) 291-9025, with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Yours truly,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

(Enclosure)

cc:	Christina Chalk
Ji Shin
Maryse Mills-Apenteng
Rebekah Lindsey
(Securities and Exchange Commission)

Andreas W. Mattes
Jonathan B. Leiken
(Diebold, Incorporated)

Ms. Kathleen Collins	-5-

Francis J. Aquila
Kathryn L. Freund
(Sullivan & Cromwell LLP)